April 12, 2006

Mr. Nicolas J. Evanoff
Vice President, General Counsel and Secretary
397 N. Sam Houston Pkwy E., Suite 300
Houston, Texas 77060

Re:	Transmeridian Exploration Incorporated
		Amendment No. 1 to Registration Statement on Form S-3
      Filed March 28, 2006
	File No. 333-132389

	Registration Statement on Form S-4
	Filed March 17, 2006
	File No. 333-132552

	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed March 16, 2006
	File No. 01-32457

Dear Mr. Evanoff:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because some of our comments might apply to disclosure that appears in more than one place or may apply to future filings, please make corresponding changes to all affected disclosure in your current and future filings, wherever it appears in your documents. For example, please make corresponding changes to the Form S-4 cited above, as appropriate, in accordance with our comments issued below on the Form S-3 and Form 10-K.

Form S-3, as amended

Risk Factors, page 2

We have reported a material weakness...., page 9

2. Please expand this risk factor to further describe the facts and circumstances of the material weakness. For example, include a discussion of the remedies you have implemented since the end of your last fiscal year.

Selling Securityholders, page 14

3. Determine whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

4. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 55

5. Revise to state explicitly that based on management`s assessment, your internal control over financial reporting was not effective. Currently, you indicate only that a material weakness existed.
6. We note your disclosure that to address the material weakness, management performed "additional analysis" and other "post-closing procedures" in an effort to ensure that your consolidated financial statements were prepared in accordance with generally accepted accounting principles. Please describe these procedures and analyses. Tell us also whether these additional procedures and analyses will be required after the material weakness has been remedied.
7. Please revise your disclosure in this section to provide additional information regarding the material weakness. For example:
* Disclose the precise date on which your certifying officers identified the material weakness.

* Please identify the consultants that reviewed your internal control system and complex tax calculations and disclosures.

* Describe the "improvement opportunities" identified as a result of the consultants` review.

* Describe the specific steps you took, and are taking, to remediate each deficiency in addition to the changes you already mention. Ensure that this discussion specifies in sufficient detail the nature of the changes and how you intend the changes to resolve the identified problems.

* Clearly state whether the company believes that the material weakness still exists as of the end of the period covered by the report.

      We may issue further comments after reviewing your response.

8. Revise to state with specificity whether the changes you describe under "Changes in Internal Controls" are changes that occurred during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting as described in Item 308(c) of Regulation S-K.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or, in his absence,
Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.



									Sincerely,


									H. Roger Schwall
									Assistant Director


cc:  J. Wynn

      via facsimile
      James L. Rice III
     Akin Gump Strauss Hauer & Feld LLP
     (713) 236-0822
Mr. Nicolas J. Evanoff
Transmeridian Exploration Incorporated
April 12, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010